                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMETNS FILED PURSUANT TO
    RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                               (AMENDMENT NO. 2)*

                                FRIEDMAN'S INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  358438-10-9
                      -----------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                                      13G
CUSIP NO.        358438-10-9                                           PAGE       2      OF        6    PAGES
-------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       PHILLIP EAN COHEN

-------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                               (a)  [ ]
                                                                               (b)  [ ]

-------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY



-------------------------------------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       AUSTRALIA

-------------------------------------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF                1,742,401
         SHARES              --------------------------------------------------------------------------------
      BENEFICIALLY           6   SHARED VOTING POWER
        OWNED BY                 0
          EACH               --------------------------------------------------------------------------------
        REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON                  1,742,401
          WITH               --------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,492,401 (RIGHT TO ACQUIRE)
          250,000
        ---------
        1,742,401

-------------------------------------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       11.9%

-------------------------------------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON
       IN

-------------------------------------------------------------------------------------------------------------





                               Page 2 of 6 pages

                                                      13G
CUSIP NO.        358438-10-9                                           PAGE        3     OF        6    PAGES
-------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MS JEWELERS LIMITED PARTNERSHIP

-------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                               (a)  [ ]
                                                                               (b)  [ ]

-------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
-------------------------------------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF                1,742,401
         SHARES              --------------------------------------------------------------------------------
      BENEFICIALLY           6   SHARED VOTING POWER
        OWNED BY                 0
          EACH               --------------------------------------------------------------------------------
        REPORTING            7   SOLE DISPOSITIVE POWER
         PERSON                  1,742,401
          WITH               --------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,492,401 (RIGHT TO ACQUIRE)
          250,000
        ---------
        1,742,401

-------------------------------------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       11.9%

-------------------------------------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON
       PN
-------------------------------------------------------------------------------------------------------------





                               Page 3 of 6 pages

                                                               Page 4 of 6 pages


ITEM 1.

                 (a)      Friedman's Inc.

                 (b)      4 West State Street
                          Savannah, Georgia  31401

ITEM 2.

                 (a)      Phillip Ean Cohen
                          MS Jewelers Limited Partnership

                 (b)      350 Park Avenue
                          8th Floor
                          New York, New York  10022

                 (c)      Australia
                          Delaware

                 (d)      Class A Common Stock, $.01 par value per share

                 (e)      358438-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A :

                 Response:  Not Applicable

ITEM 4.          OWNERSHIP.

                 (a)      Amount Beneficially Owned: 1,742,401 shares.

                 (b)      Percent of Class:  11.9%

                 (c)      Number of shares as to which such person has:

                          (i)     sole power to vote or direct the vote:
                                  1,742,401
                          (ii)    shared power to vote or to direct the vote: 0.
                          (iii)   sole power to dispose or direct the
                                  disposition of: 1,742,401
                          (iv) shared power to dispose and direct the disposition of: 0.

                                                               Page 5 of 6 pages


                          Mr. Cohen is the sole shareholder of MS Jewelers
                 Corporation, the General Partner of MS Jewelers Limited Partnership which holds 1,492,401 shares of Friedman's Inc. Class B Common Stock, $.01 par value per share (the "Class B Common Stock"). At the option of the holder of shares of Class B Common Stock, which option may be exercised at any time and from time to time, such holder may convert all or part of its shares of Class B Common Stock into an equal number of shares of the Class A Common Stock of Friedman's Inc., $.01 par value per share (the "Class A Common Stock"). The shares of Class B Common Stock are also subject to mandatory conversion into an equal number of shares of Class A Common Stock, in whole or in part, at any time and from time to time, at the option of the holder or holders of a majority of the shares of Class B Common Stock.

                          In addition, 250,000 shares of the Class A Common
                 Stock of Friedman's Inc. were issued in the name of Bear, Stearns & Co., Inc. for the benefit of A.A. Friedman Co., Inc. ("AAFCO") in connection with the Company's acquisition of certain trademark rights from AAFCO. Morgan Schiff & Co., Inc., an investment bank controlled by Mr. Cohen ("Morgan Schiff"), serves as an escrow agent with regard to these shares, and as such has sole voting and dispositive power. Morgan Schiff expressly disclaims any beneficial ownership of such shares.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Response:  Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Response:  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Response:  Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Response:  Not Applicable

                                                               Page 6 of 6 pages

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Response:  Not Applicable

ITEM 10.         CERTIFICATION

                 Response:  Not Applicable


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 5, 1998               /s/ Phillip Ean Cohen
----------------               ------------------------------
         Date                  Phillip Ean Cohen


February 5, 1998               /s/ Bradley J. Stinn
----------------               ------------------------------
         Date                  Bradley J. Stinn,
                               for MS Jewelers Corporation,
                               the General Partner of
                               MS Jewelers Limited Partnership